Exhibit 17.2

Cano Petroleum, Inc.
Burnett Plaza
801 Cherry Street
Suite 3200, Unit 25
Fort Worth, TX 76102-6882
Phone (US) 817-698-0900
Toll Free 1-877-698-0900
Fax 817-698-0796

October 29, 2008

Via Hand Delivery

Gerald W. Haddock

512 Main Street, Suite 1200

Fort Worth, Texas 76102

Dear Mr. Haddock:

Shortly before the Board was to convene its October 23rd meeting to consider the recommendations of the Board’s Nominating and Corporate Governance Committee (the “Nominating Committee”), we received your October 23rd letter.  It is important to place your comments in proper context.

Although your letter strives to convey the impression that you initiated your departure from the Board and that your resignation was prompted by your “disagreement with management,” you failed to mention that you were informed in person on October 21st that the Nominating Committee had determined not to recommend you for renomination for another term on the Board.

Your letter also fails to mention that after you were informed of that decision, you began pressuring certain Directors to cause the Nominating Committee to reconsider its decision and showed up unannounced at Cano’s offices where you insisted on meeting with the Chairman and urged him as a friend, to “work something out” to allow you to remain on the Board.

On Wednesday, October 22nd, you called in for the Board meeting that had been scheduled to vote on the Nominating Committee’s recommendations.  Even though you were fully aware that this was the subject to be considered at that meeting, you objected to the meeting and demanded that it be adjourned because the Notice of Meeting did not include an agenda.  We acquiesced to your request and reset the meeting with formal notice to begin at

WWW.CANOPETRO.COM

3:45 p.m., October 23rd.  At no time on the 22nd did you suggest that you planned to resign from the Board.  Then, as noted above, shortly before the October 23rd Board meeting commenced at 3:45 p.m., we received your letter and you did not appear.

At this time, we consider it premature to respond in this letter to all of the concerns, assertions and demands contained in your letter.  We assure you that as Directors of Cano, we are well-aware of our fiduciary duties and we will continue to discharge them.  In this regard, the Company’s outside Directors have retained legal counsel to represent their interests in the litigation to which you refer, as well as to advise them about the matters you have raised in your letter.  We have asked them to contact you promptly to arrange for an on-the-record interview with you to determine what, if any, information you actually have that would warrant further review or action.  Given the content of your letter and the fiduciary obligations imposed upon you by your four years of service as a Director, we of course expect your full cooperation in that and in any appropriate follow-up.

Very truly yours,

/s/ S. Jeffrey Johnson	/s/ Randall Boyd
S. Jeffrey Johnson	Randall Boyd
Chief Executive Officer & Chairman	Director

/s/ Robert L. Gaudin	/s/ Donald W. Niemiec
Robert L. Gaudin	Donald W. Niemiec
Director	Director

/s/ William O. Powell, III	/s/ David W. Wehlmann
William O. Powell, III	David W. Wehlmann
Director	Director